UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

IMAGO BIOSCIENCES, INC.

(Name of Subject Company — Issuer)

M-INSPIRE MERGER SUB, INC.,

a wholly owned subsidiary of

MERCK SHARP & DOHME LLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45250K107

(CUSIP Number of Class of Securities)

Kelly Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue

Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Saee Muzumdar

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: III

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 12, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by M-Inspire Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), and Parent. The Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Imago BioSciences, Inc., a Delaware corporation (“Imago”), at a purchase price of $36.00 per Share (the “Offer Price”), to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the second paragraph under the heading “Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“The waiting period under the HSR Act expired, effective December 20, 2022 at 11:59 p.m. Eastern time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.”

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following sub-heading and paragraphs at the end of Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

Between December 12, 2022 and December 20, 2022, six complaints were filed in the United States District Court for the Southern District of New York, the United States District Court for the District of Delaware and the United States District Court for the Northern District of California by putative stockholders of Imago: O’Dell v. Imago BioSciences, Inc. et al., No.1: 22-cv-10474, filed December 12, 2022 (S.D.N.Y.); Dixon v. Imago BioSciences, Inc. et al., No. 1:22-cv-10524, filed December 13, 2022 (S.D.N.Y); McDaniel v. Imago BioSciences, Inc. et al, No. 1:22-cv-01590, filed December 14, 2022 (D.Del.); Montgomery v. Imago BioSciences, Inc. et al., No. 1:22-cv-10591, filed December 15, 2022 (S.D.N.Y.); Bushansky v. Imago BioSciences, Inc. et al., No. 3:22-cv-08971, filed December 19, 2022 (N.D.Cal.); and Wolfson v. Imago BioSciences, Inc. et al., No. 1:22-cv-10745, filed December 20, 2022 (S.D.N.Y) (collectively, the “Complaints”). All of the Complaints name Imago and the members of the Imago Board as defendants. The Complaints assert claims under the federal securities laws in connection with the Schedule 14D-9 that was filed with the SEC by Imago on December 12, 2022, alleging that the document contains materially incomplete and misleading information. The Complaints seek, among other relief, injunctive relief to prevent consummation of the transactions contemplated by the Merger Agreement until the alleged disclosure violations are cured, as well as damages and attorneys’ fees and costs.

If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

M-Inspire Merger Sub, Inc.

By:	/s/ Jon Filderman
Name: Jon Filderman
Title: Vice President

Merck Sharp & Dohme LLC

By:	/s/ Kelly E.W. Grez
Name: Kelly E.W. Grez
Title: Secretary

Date: December 21, 2022